Filed by Anheuser-Busch InBev SA/NV

pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Anheuser-Busch InBev SA/NV

(Commission File No. 001-34455)

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION.

5 August 2016

Anheuser-Busch InBev SA/NV - Update on Irrevocable Undertakings

As announced on 11 November 2015, Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ABI) (JSE: ANB) received an irrevocable undertaking from BEVCO Ltd. (“BEVCO”) (the “BEVCO Irrevocable”) in connection with the recommended business combination between AB InBev and SABMiller plc (“SABMiller”) (the “Combination”) to vote in favour of the Combination at the relevant court and shareholder meetings and to elect for the Partial Share Alternative in respect of its entire beneficial holding of 225,000,000 SABMiller shares. As at 11 November 2015, BEVCO had pledged 83,288,000 of its 225,000,000 SABMiller shares to certain financial institutions, 18,000,000 of which were pledged to Deutsche Bank AG, London Branch (“Deutsche Bank”) (the “Existing Deutsche Bank Pledged Shares”). Pursuant to, and in accordance with, the terms of the BEVCO Irrevocable, BEVCO is permitted to pledge an additional 10,000,000 of its SABMiller shares to Deutsche Bank.

BEVCO has agreed to pledge an additional 10,000,000 SABMiller shares to Deutsche Bank (the “Further Deutsche Bank Pledged Shares” and together with the Existing Deutsche Bank Pledged Shares, the “Deutsche Bank Pledged Shares”) in connection with its entry into an amended and restated loan facility with Deutsche Bank and, in accordance with the terms of the BEVCO Irrevocable, AB InBev has received an irrevocable undertaking in a form agreed to by AB InBev (the “Deutsche Bank Irrevocable”) to vote in favour of the Combination at the relevant court and shareholder meetings and to elect for the Partial Share Alternative in respect of the Deutsche Bank Pledged Shares following the taking of enforcement action by Deutsche Bank under the pledge arrangements relating to the Deutsche Bank Pledged Shares (any such action, an “Enforcement Action”).

AB InBev has also received a supplemental irrevocable undertaking from BEVCO (the “BEVCO Supplemental Irrevocable”) pursuant to which, in respect of the undertakings in the BEVCO Irrevocable that might otherwise cease to be binding upon the occurrence of an event of default entitling Deutsche Bank to take an Enforcement Action, equivalent undertakings have been provided by BEVCO in respect of the Deutsche Bank Pledged Shares covering the period from the occurrence of such an event until the occurrence of an Enforcement Action. The undertakings and obligations contained in the BEVCO Irrevocable remain in full force and effect.

The Deutsche Bank Irrevocable will remain binding if a higher competing offer for SABMiller is made but will cease to be binding:

(a)

if AB InBev publicly announces that it does not intend to proceed with the Combination (and no new, revised or replacement UK scheme of arrangement to which the Deutsche Bank Irrevocable applies is publicly announced at the same time);

(b)

if the UK scheme of arrangement is withdrawn or lapses in accordance with its terms (and no new, revised or replacement UK scheme of arrangement to which the Deutsche Bank Irrevocable applies is publicly announced in its place or at the same time);

(c)	if the BEVCO Irrevocable or the BEVCO Supplemental Irrevocable lapse or cease to be effective in accordance with their respective terms;

(d)	on completion of the Combination between AB InBev and SABMiller;

(e)	if the UK scheme of arrangement does not become effective by 11 May 2017 (or such later date as may be agreed by AB InBev, SABMiller and BEVCO);

(f)

in respect of the Existing Deutsche Bank Pledged Shares, if (a) a relevant change is made to the proposed structure of the Combination (as set out in paragraphs 10, 11 and 12 of the announcement of the Combination dated 11 November 2015 and Appendix 6 of that announcement (as supplemented by the updated announcement in respect of the Combination dated 26 July 2016) or Schedule 3 of the Co-operation Agreement between AB InBev and SABMiller); (b) the change is required by applicable law, regulation (including the UK City Code on Takeovers and Mergers) or applicable regulatory authority (including the UK Panel on Takeovers and Mergers or Belgian Financial Services and Markets Authority); and (c) BEVCO provides AB InBev with written notice confirming that there has been or that it is expected there would be a Material Pledge Enforcement Event (as defined in the BEVCO Irrevocable) as a result of the proposed structure change if the Combination were to be implemented in the manner contemplated by the proposed structure change (any such change in accordance with (a), (b) and (c) above, an “Applicable Structure Change”);

(g)

in respect of the Further Deutsche Bank Pledged Shares and in relation to the undertaking to vote in favour of the Combination (but not, for the avoidance of doubt, the obligation to elect for the Partial Share Alternative which will remain binding), if there is an Applicable Structure Change;

(h)	in respect of any Deutsche Bank Pledged Shares to the extent that such Deutsche Bank Pledged Shares are released from the relevant security arrangement in favour of Deutsche Bank;

(i)

in respect of any Deutsche Bank Pledged Shares to the extent that such Deutsche Bank Pledged Shares are prior to the completion of the Combination transferred to an Acceptable Transferee (as defined in the Deutsche Bank Irrevocable) in accordance with the terms of the Deutsche Bank Irrevocable. Any such transferee would be required to enter into an irrevocable undertaking in favour of AB InBev to vote in favour of the Combination at the relevant court and shareholder meetings and to elect for the Partial Share Alternative in respect of the relevant Deutsche Bank Pledged Shares it acquires in the form set out as an appendix to the Deutsche Bank Irrevocable; or

(j)

in respect of any Deutsche Bank Pledged Shares to the extent that Deutsche Bank transfers prior to the completion of the Combination all or part of its interest in the loan facility secured by the Deutsche Bank Pledged Shares and simultaneously transfers its security interest in such Deutsche Bank Pledged Shares to an Acceptable Transferee in accordance with the terms of the Deutsche Bank Irrevocable. Any such transferee would be required to enter into an irrevocable undertaking in favour of AB InBev in substantially the same form as the Deutsche Bank Irrevocable.

The BEVCO Supplemental Irrevocable will remain binding if a higher competing offer for SABMiller is made but will cease to be binding:

(a)	if the BEVCO Irrevocable lapses or ceases to be effective in accordance with its terms;

(b)	in respect of the Existing Deutsche Bank Pledged Shares, if there is an Applicable Structure Change; or

(c)

in respect of the Further Deutsche Bank Pledged Shares and in relation to the undertaking to vote in favour of the Combination (but not, for the avoidance of doubt, the obligation to elect for the Partial Share Alternative which will remain binding), if there is an Applicable Structure Change.

Copies of the BEVCO Irrevocable, the BEVCO Supplemental Irrevocable and the Deutsche Bank Irrevocable are available on AB InBev’s website at www.ab-inbev.com and at www.globalbrewer.com.

The terms on which other SABMiller shareholders who elect for the Partial Share Alternative will be entitled to seek consent to pledge their Restricted Shares will be set out in further detail in the transaction documents, when published (currently expected on 26 August 2016 as per the timetable announced separately by AB InBev on 1 August 2016).

Forward Looking Statements

This press release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements relating to AB InBev’s proposed business combination with SABMiller and other statements other than historical facts. Forward-looking statements include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and SABMiller and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including the satisfaction of the conditions to the transactions described herein, the ability to obtain the regulatory approvals related to the transactions and the ability to satisfy any conditions required to obtain such approvals, and the risks relating to AB InBev described under Item 3.D of its Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 14 March 2016. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. There can be no certainty that the proposed transactions will be completed on the terms described herein or at all.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F, reports furnished on Form 6-K, and any other documents that AB InBev or SABMiller have made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Future SEC Filings and This Filing: Important Information

In the event that AB InBev and SABMiller implement a transaction relating to the business combination of AB InBev and SABMiller, AB InBev or Newbelco SA/NV (a Belgian limited liability company formed for the purposes of such transaction) may be required to file relevant materials with the SEC. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING SUCH POTENTIAL TRANSACTION IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from AB InBev, without charge, once they are filed with the SEC.

Notice to US investors

US holders of SABMiller shares should note that the steps of any transaction requiring approval by SABMiller shareholders may be implemented under a UK scheme of arrangement provided for under English company law. If so, it is expected that any shares to be issued under the transaction to SABMiller shareholders would be issued in reliance upon the exemption from the registration requirements of the US Securities Act of 1933, provided by Section 3(a)(10) thereof and would be subject to UK disclosure requirements (which are different from those of the United States). The transaction may instead be implemented by way of a takeover offer under English law. If so, any securities to be issued under the transaction to SABMiller shareholders will be registered under the US Securities Act, absent an applicable exemption from registration. If the transaction is implemented by way of UK takeover offer, it will be done in compliance with the applicable rules under the US Exchange Act of 1934, including any applicable exemptions provided under Rule 14d-1(d) thereunder.

This filing shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ENDS